UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 21

Under the Securities Exchange Act of 1934

Texas Industries, Inc.
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

882491103
(CUSIP Number)

NNS Holding
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands
Tel: 202 2461 1103

With a Copy to:

Geoffrey W. Levin Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 Tel: +1 212 504 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 882491103

1.
Name of Reporting Person
NNS Holding (and together with Mr. Nassef Sawiris, Mr. Philip Le Cornu and Mr. Philip Norman, the “Reporting Persons”).
I.R.S. Identification Nos. of above persons (entities only): NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 882491103
1.	Name of Reporting Person Mr. Nassef Sawiris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3.)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Egypt
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 882491103
1.	Name of Reporting Person Mr. Philip Le Cornu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3.)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Britain
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 882491103

1.	Name of Reporting Person Mr. Philip Norman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3.)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Britain
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note
This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on January 29, 2014 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in subsequent filings or this amendment.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

On July 1, 2014 (the “Closing Date”), pursuant to that Agreement and Plan of Merger (the “Merger Agreement”) entered into on January 27, 2014,  by and between the Issuer, Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”) and Project Holdings, Inc., a North Carolina corporation and a wholly owned subsidiary of Martin Marietta (“Merger Sub”), (i) Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger, and (ii) each share of Common Stock was converted into 0.70 shares of the common stock, par value $0.01 per share, of Martin Marietta upon the time when the Merger became effective on the Closing Date (the “Effective Time”).

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of the Effective Time, the Reporting Persons were no longer deemed to beneficially own shares of Common Stock.

(b) Not applicable.

(c) On July 1, 2014, prior to the Effective Time, NNS Holding sold 2,743 shares of Common Stock  at a weighted average price of $94.0262 per share.  These Shares were sold in multiple transactions at prices ranging from $93.99 to $94.11, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

On July 1, 2014, prior to the Effective Time, NNS Holding sold 345,080 shares of Common Stock at a weighted average price of $93.4176 per share.  These Shares were sold in multiple transactions at prices ranging from $92.98 to $93.98, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth herein.

(d) Not applicable.

(e) Each Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock as of the Effective Time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety to read as follows:
Not applicable.
Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint filing agreement between the Reporting Persons dated July 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of  the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014
Mr. Nassef Sawiris
Signature:	/s/ Nassef Sawiris

Date: July 3, 2014
Mr. Philip Le Cornu
Signature:	/s/ Philip Le Cornu

Date: July 3, 2014
Mr. Philip Norman
Signature:	/s/ Philip Norman

Date: July 3, 2014

By:	NNS Holding
Mr. Philip Norman
Director

Signature:	/s/ Philip Norman

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)